
RECD S.E.C.
AUG 2 9 2003
535

UNITED S
SECURITIES AND EXCH
Washington,


03053222

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53358 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 AND ENDING 06/30/03
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmer & Cay Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3348 Peachtree Road, NE, Suite 1400
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victor Altmark Bell, Jr. 404-504-8187
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock, Askew & Co., LLP
(Name – *if individual, state last, first, middle name*)

570 E. York Street (Address) Savannah, (City) Georgia (State) 31401 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Victor Altmark Bell, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmer & Cay Securities Corporation, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SUSAN B. PITTS
MY COMMISSION EXPIRES
OCT. 10 2004
FULTON COUNTY, GEORGIA
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PALMER & CAY SECURITIES CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2003
AND
AUDITORS' REPORT

**HANCOCK, ASKEW & CO., LLP**
CERTIFIED PUBLIC ACCOUNTANTS
570 EAST YORK STREET
SAVANNAH, GEORGIA 31401

Independent Auditors' Report

Board of Directors and Shareholder
Palmer & Cay Securities Corporation
Savannah, Georgia

We have audited the accompanying statement of financial condition of Palmer & Cay Securities Corporation as of June 30, 2003, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmer & Cay Securities Corporation at June 30, 2003, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Hancock Askew & Co LLP

Savannah, Georgia
August 5, 2003


BDO
SEIDMAN
ALLIANCE

# PALMER & CAY SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2003

### ASSETS

| | |
|---|---|
| Cash | $ 93,937 |
| Commissions Receivable | 15,379 |
| Due from Parent Company | 13,856 |
| Prepaid Expenses | 9,533 |
| | $ 132,705 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued Expenses | $ 51,573 |
| SHAREHOLDER'S EQUITY | |
| Common Stock | 1,000 |
| Additional Paid-In-Capital | 127,588 |
| Accumulated Deficit | (47,456) |
| | 81,132 |
| | $ 132,705 |

The accompanying notes are an integral part of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF LOSS
FOR THE YEAR ENDED JUNE 30, 2003

| | |
|---|---|
| COMMISSION REVENUE | $1,115,401 |
| OPERATING EXPENSES | |
| Commission Expense | 935,210 |
| Taxes and Licenses | 17,628 |
| Office | 12,000 |
| Professional Fees | 29,753 |
| Insurance | 21,511 |
| Management Fee | 135,709 |
| | 1,151,811 |
| LOSS BEFORE INCOME TAX BENEFIT | (36,410) |
| INCOME TAX BENEFIT | (11,900) |
| NET LOSS | $ (24,510) |

The accompanying notes are an integral part

of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

| | COMMON STOCK Number Of Shares | | | | |
|---|---|---|---|---|---|
| | Authorized | Issued and Outstanding | Par Value | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED DEFICIT |
| Balance, June 30, 2002 | 25,000 | 1,000 | $1 | $ 50,574 | $(22,946) |
| Capital Contributed | | | | 77,014 | |
| Net Loss | | | | | (24,510) |
| Balance, June 30, 2003 | 25,000 | 1,000 | $1 | $127,588 | $(47,456) |

The accompanying notes are an integral part

of these financial statements.

PALMER & CAY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss | $ (24,510) |
| Adjustment to Reconcile Net Loss to Cash Provided by Operating Activities: | |
| Changes In: | |
| Commissions Receivable | (15,379) |
| Prepaid Expenses | ( 8,083) |
| Due from Parent Company | ( 2,056) |
| Accrued Expenses | 51,573 |
| Cash Provided by Operating Activities | 1,545 |
| FINANCING ACTIVITY | |
| Capital Contribution | 77,014 |
| INCREASE IN CASH | 78,559 |
| CASH - JUNE 30, 2002 | 15,378 |
| CASH - JUNE 30, 2003 | $ 93,937 |

The accompanying notes are an integral part

of these financial statements.

PALMER & CAY SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

## NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Palmer & Cay Securities Corporation (the Company) is a broker-dealer in mutual funds and variable annuities and is a member of the National Association of Securities Dealers.

The accounting and reporting policies and practices of the Company conform with generally accepted accounting principles. The following is a summary of the more significant of such policies and practices.

### Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

The Company, its Parent Company and other subsidiaries of the Parent Company file a consolidated federal income tax return. The Company reports its loss to various states separately from its Parent Company. The income tax expense of the consolidated group is allocated to the Company on the basis of the Company's pretax loss.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PALMER & CAY SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2003, the Company had net capital of $42,364, which was $37,364 in excess of its required net capital of $5,000.

## NOTE 3 - RELATED PARTY TRANSACTIONS

Management fees of approximately $136,000 were paid to a related corporation in which the Company's stockholder has a controlling ownership interest.

PALMER & CAY SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

| | |
|---|---|
| Shareholder's Equity Qualified for Net Capital | $ 81,132 |
| Less Nonallowable Assets | |
| Commissions Receivable | (15,379) |
| Due from Parent Company | (13,856) |
| Prepaid Expenses | (9,533) |
| Net Capital | $ 42,364 |
| Aggregate Indebtedness | |
| Accrued Expenses | $ 51,573 |
| Minimum Net Capital Requirement | $ 5,000 |
| Excess Capital | $ 37,364 |

Reconciliation with Company's Computation included in Part IIA of Form X-17A-5 as of June 30, 2003

| | |
|---|---|
| Net Capital, as Reported in Company's Part IIA FOCUS Report | $ 85,437 |
| Audit adjustment to record commissions payable | (61,588) |
| Audit adjustment to record accrued expenses | (5,185) |
| Audit adjustment to record income tax benefit | 11,900 |
| Prior year audit adjustment to record income tax benefit | 11,800 |
| Net Capital per above | $ 42,364 |

**HANCOCK, ASKEW & CO., LLP**
CERTIFIED PUBLIC ACCOUNTANTS
570 EAST YORK STREET
SAVANNAH, GEORGIA 31401

J. HARRY HASLAM, JR., CPA
JOSEPH V. USHER, CPA
CAROLYN H. PHILLIPS, CPA
FRANK A. SLOTIN, CPA
JOHN R. MASSEY, CPA
DOUGLAS Y. COBB, CPA

P. O. BOX 2486
SAVANNAH, GEORGIA 31402-2486

TELEPHONE (912) 234-8243
FACSIMILE (912) 236-4414
www.hancockaskew.com

August 5, 2003


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2003
WASH. D.C.
187
SECTION

Board of Directors and Shareholder
Palmer & Cay Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Palmer & Cay Securities Corporation (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risks that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes and accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,


Hancock Askew & Co LLP

Savannah, Georgia
August 5, 2003
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